PORTAGE PARTNERS, LTD.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
(unaudited)

                           For the years ended          August 18, 1999
                           June 30,                           (Inception) to
                            2004       2003                 September 30, 2004

Revenue                   -             -                            -

General and
administrative
expenses            23,956          260                  31,683
Total expenses    23,956          260                  31,683

Net (loss)           (23,956)        (260)                (31,683)

Weighted average
number of
common shares
outstanding -
basic and
fully diluted       4,500,000     4,500,000

Net (loss)
per share -
basic and
fully diluted          (0.01)            (0.00)

The accompanying notes are an intregal part of these financial statements.

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